Condensed Consolidated Statements of Earnings (Loss)
(in millions of Canadian dollars except where noted)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2026	2025	2026	2025
Revenues (Note 4)	536	615	1,588	1,806
Fuel and purchased power (Note 5)	136	227	407	677
Carbon compliance (recovery) costs (Note 5)	(11)	35	(24)	10
Gross margin	411	353	1,205	1,119
Operations, maintenance and administration (Note 5)	174	179	530	525
Depreciation and amortization	104	135	314	431
Asset impairment (reversals) charges (Note 6)	(10)	27	(5)	55
Taxes, other than income taxes	12	12	36	36
Net other operating income	(15)	(11)	(52)	(37)
Operating income	146	11	382	109
Equity (loss) income	(1)	(1)	3	2
Fair value change in contingent consideration payable	—	3	—	37
Finance lease income	7	6	20	17
Interest income	7	7	21	18
Interest expense (Note 7)	(75)	(85)	(241)	(266)
Foreign exchange gain (loss)	4	3	8	(18)
Gain on sale of assets and other	12	3	10	2
Earnings (loss) before income taxes	100	(53)	203	(99)
Current income tax expense (recovery)	20	(2)	58	57
Deferred income tax expense (recovery)	1	3	(3)	(38)
Net earnings (loss)	79	(54)	148	(118)
Net earnings (loss) attributable to:
TransAlta shareholders	77	(49)	139	(102)
Non-controlling interests	2	(5)	9	(16)
	79	(54)	148	(118)

Net earnings (loss) attributable to TransAlta shareholders	77	(49)	139	(102)
Preferred share dividends declared (Note 13)	14	13	28	26
Net earnings (loss) attributable to common shareholders	63	(62)	111	(128)
Weighted average number of common shares outstanding in the period (millions)	316	297	305	297
Net earnings (loss) per share attributable to common shareholders, basic and diluted (Note 12)	0.20	(0.20)	0.32	(0.43)
See accompanying notes.

TransAlta Corporation	F1

Condensed Consolidated Statements of Comprehensive Income (Loss)
(in millions of Canadian dollars)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2026	2025	2026	2025
Net earnings (loss)	79	(54)	148	(118)
Other comprehensive income (loss)
Net actuarial gains on defined benefit plans, net of tax(1)	7	—	12	2
Total items that will not be reclassified subsequently to net earnings	7	—	12	2
Gains (losses) on translating net assets of foreign operations	2	8	22	(10)
Gains (losses) on financial instruments designated as hedges of foreign operations, net of tax(2)	1	(3)	(4)	11
Gains on derivatives designated as cash flow hedges, net of tax(3)	31	37	37	9
Reclassification of losses (gains) on derivatives designated as cash flow hedges to net earnings, net of tax(4)	1	(13)	—	(41)
Total items that will be reclassified subsequently to net earnings	35	29	55	(31)
Other comprehensive income (loss)	42	29	67	(29)
Total comprehensive income (loss)	121	(25)	215	(147)

Total comprehensive income (loss) attributable to:
TransAlta shareholders	119	(20)	206	(131)
Non-controlling interests	2	(5)	9	(16)
	121	(25)	215	(147)
(1)Net of income tax expense of $2 million and $4 million for the three and nine months ended Sept. 30, 2026 (Sept. 30, 2025 - nil and $1 million expense for the three and nine months).
(2)Net of income tax recovery of nil and $1 million for the three and nine months ended Sept. 30, 2026 (Sept. 30, 2025 – $1 million recovery and $1 million expense for the three and nine months).
(3)Net of income tax expense of $8 million and $11 million for the three and nine months ended Sept. 30, 2026 (Sept. 30, 2025 – $8 million and $2 million expense for the three and nine months).
(4)Net of reclassification of income tax expense of $1 million and nil for the three and nine months ended Sept. 30, 2026 (Sept. 30, 2025 – nil and $10 million recovery for the three and nine months).

See accompanying notes.

F2	TransAlta Corporation

Condensed Consolidated Statements of Financial Position
(in millions of Canadian dollars) (Unaudited)

As at	Sept. 30, 2026	Dec. 31, 2025

Current assets
Cash and cash equivalents	345	205
Restricted cash (Note 11)	80	78
Trade and other receivables	692	699
Prepaid expenses and other	66	51
Risk management assets (Note 8 and 9)	128	162
Inventory	129	111
Assets held for sale (Note 6)	—	30
	1,440	1,336
Non-current assets
Investments	155	144
Long-term portion of finance lease receivables	305	277
Risk management assets (Note 8 and 9)	36	32
Property, plant and equipment (Note 3 and 10)	5,610	5,665
Right-of-use assets	110	111
Intangible assets	223	243
Goodwill (Note 3)	523	516
Deferred income tax assets	44	41
Long-term financial assets (Note 8)	134	140
Other assets	186	156
Total assets	8,766	8,661

Current liabilities
Accounts payable, accrued liabilities and other current liabilities (Note 5)	535	613
Current portion of decommissioning and other provisions	78	84
Risk management liabilities (Note 8 and 9)	85	156
Dividends payable (Note 12 and 13)	22	52
Exchangeable securities	750	750
Current portion of long-term debt and lease liabilities (Note 11)	189	175
	1,659	1,830
Non-current liabilities
Credit facilities, long-term debt and lease liabilities (Note 11)	3,281	3,418
Decommissioning and other provisions (Note 3)	796	807
Deferred income tax liabilities	440	423
Risk management liabilities (Note 8 and 9)	471	519
Contract liabilities	29	26
Defined benefit obligation and other long-term liabilities	153	173
Total liabilities	6,829	7,196

Equity
Common shares (Note 12)	3,516	3,169
Preferred shares (Note 13)	942	942
Contributed surplus	32	42
Deficit	(2,663)	(2,730)
Accumulated other comprehensive income (loss)	43	(24)
Equity attributable to shareholders	1,870	1,399
Non-controlling interests	67	66
Total equity	1,937	1,465
Total liabilities and equity	8,766	8,661
Commitments and contingencies (Note 15)
Subsequent events (Note 18)

See accompanying notes.

TransAlta Corporation	F3

Condensed Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

Unaudited 9 months ended Sept. 30, 2026	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2025	3,169	942	42	(2,730)	(24)	1,399	66	1,465
Net earnings	—	—	—	139	—	139	9	148
Other comprehensive income:
Net gains on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	18	18	—	18
Net gains on derivatives designated as cash flow hedges, net of tax	—	—	—	—	37	37	—	37
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	12	12	—	12
Total comprehensive earnings	—	—	—	139	67	206	9	215
Common shares issued (Note 12)	338	—	—	—	—	338	—	338
Common share dividends declared (Note 12)	—	—	—	(44)	—	(44)	—	(44)
Preferred share dividends declared (Note 13)	—	—	—	(28)	—	(28)	—	(28)
Share-based payment plans and stock options exercised	9	—	(10)	—	—	(1)	—	(1)
Distributions declared to non-controlling interests	—	—	—	—	—	—	(8)	(8)
Balance, Sept. 30, 2026	3,516	942	32	(2,663)	43	1,870	67	1,937

9 months ended Sept. 30, 2025	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2024	3,179	942	42	(2,458)	41	1,746	97	1,843
Net loss	—	—	—	(102)	—	(102)	(16)	(118)
Other comprehensive loss:
Net gains on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	1	1	—	1
Net losses on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(32)	(32)	—	(32)
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	2	2	—	2
Total comprehensive loss	—	—	—	(102)	(29)	(131)	(16)	(147)
Common share dividends declared	—	—	—	(39)	—	(39)	—	(39)
Preferred share dividends declared	—	—	—	(26)	—	(26)	—	(26)
Shares purchased under normal course issuer bid (NCIB) (Note 12)	(20)	—	—	(4)	—	(24)	—	(24)
Share-based payment plans and stock options exercised	10	—	(2)	—	—	8	—	8
Distributions declared to non-controlling interests	—	—	—	—	—	—	(3)	(3)
Balance, Sept. 30, 2025	3,169	942	40	(2,629)	12	1,534	78	1,612
See accompanying notes.

F4	TransAlta Corporation

Condensed Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2026	2025	2026	2025
Operating activities
Net earnings (loss)	79	(54)	148	(118)
Depreciation and amortization	104	135	314	431
Accretion of provisions (Note 7)	13	13	38	42
Decommissioning and restoration costs settled	(10)	(11)	(24)	(31)
Deferred income tax expense (recovery)	1	3	(3)	(38)
Unrealized (gain) loss from commodity risk management activities	(20)	42	(44)	199
Unrealized foreign exchange (gain) loss	(5)	(5)	(1)	15
Provisions, contract liabilities and other	(16)	1	(17)	(33)
Asset impairment (reversals) charges (Note 6)	(10)	27	(5)	55
Other non-cash items	(36)	(4)	(20)	(13)
Cash flow from operations before changes in working capital	100	147	386	509
Change in non-cash operating working capital balances (Note 14)	32	104	(69)	(94)
Cash flow from operating activities	132	251	317	415
Investing activities
Additions to property, plant and equipment (Note 10)	(53)	(53)	(125)	(158)
Additions to intangible assets	(6)	—	(6)	—
Restricted cash (Note 11)	(19)	(20)	2	(1)
Acquisitions, net of cash acquired (Note 3)	—	—	(107)	(2)
Net decrease (increase) in long-term financial assets (Note 8)	15	(21)	19	(128)
Proceeds on sale of assets held for sale (Note 6)	27	—	27	—
Decrease in finance lease receivable	8	8	24	23
Long-term prepaids and other	7	4	3	(11)
Change in non-cash investing working capital balances	(1)	(19)	(21)	(25)
Cash flow used in investing activities	(22)	(101)	(184)	(302)
Financing activities
Net proceeds on issuance of common shares (Note 12)	—	2	338	2
Net decrease under credit facilities and other borrowings (Note 11)	—	(101)	(98)	(444)
Repayment of long-term debt (Note 11)	(30)	(28)	(121)	(118)
Issuance of long-term debt (Note 11)	—	—	—	450
Dividends paid on common shares (Note 12)	(20)	(19)	(59)	(55)
Dividends paid on preferred shares (Note 13)	(14)	(14)	(41)	(40)
Repurchase of common shares under NCIB (Note 12)	—	—	—	(24)
Distributions paid to subsidiaries' non-controlling interests	(3)	(1)	(8)	(3)
Financing fees and other	(2)	(3)	(8)	(8)
Change in non-cash financing working capital balances	—	—	(2)	(1)
Cash flow (used in) from financing activities	(69)	(164)	1	(241)
Cash flow from (used in) operating, investing and financing activities	41	(14)	134	(128)
Effect of translation on foreign currency cash	2	3	6	2
Increase (decrease) in cash and cash equivalents	43	(11)	140	(126)
Cash and cash equivalents, beginning of period	302	222	205	337
Cash and cash equivalents, end of period	345	211	345	211
Cash taxes paid (received)	18	(14)	84	80
Cash interest paid	85	67	200	205
Cash interest received	7	6	21	16
See accompanying notes.

TransAlta Corporation	F5

Notes to the Condensed Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)
1. Corporate Information
A. Description of the Business
TransAlta Corporation (TransAlta or the Company) was incorporated under the Canada Business Corporations Act in March 1985 and became a public company in December 1992. The Company's head office is located in Calgary, Alberta.
B. Basis of Preparation
These unaudited interim condensed consolidated financial statements have been prepared in compliance with International Financial Reporting Standard (IFRS) and International Accounting Standard (IAS) 34 Interim Financial Reporting using the same accounting policies as those used in the Company's most recent audited annual consolidated financial statements, except as described in Note 2. These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Company's audited annual consolidated financial statements. Accordingly, they should be read in conjunction with the Company's most recent audited annual consolidated financial statements which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
The unaudited interim condensed consolidated financial statements include the accounts of the Company and the subsidiaries that it controls.
The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are stated at fair value.
These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. Interim results will fluctuate due to plant maintenance schedules, the seasonal demands for electricity and changes in energy prices. Consequently, interim condensed results are not necessarily indicative of annual results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs.
These unaudited interim condensed consolidated financial statements were authorized for issue by the Audit, Finance and Risk Committee on behalf of TransAlta's Board of Directors (the Board) on Nov. 2, 2026.
C. Significant Accounting Judgments and Key Sources of Estimation Uncertainty
The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation and regulations.
In the process of applying the Company’s accounting policies, management has to make judgments and estimates about matters that are highly uncertain at the time the estimates are made and that could significantly affect the amounts recognized in the unaudited interim condensed consolidated financial statements. Different estimates with respect to key variables used in the calculations, or changes to estimates, could potentially have a material impact on the Company’s financial position or performance.
During the three months ended Sept. 30, 2026, for the purposes of the 2026 goodwill impairment review, the Company determined the recoverable amounts of Wind and Solar, and Gas segments by calculating the fair value less costs of disposal using discounted cash flow projections. In 2026, the Company relied on the recoverable amounts determined in 2025 for the Hydro and Energy Marketing segments in performing the 2026 goodwill impairment review. The recoverable amounts are based on the Company's long-range forecasts for the periods extending to the last planned asset retirement in 2086. The resulting fair value measurements are categorized within Level III of the fair value hierarchy. No impairment of goodwill arose for any segment.

F6	TransAlta Corporation

During three and nine months ended Sept. 30, 2026, there were no significant changes in estimates, however, significant estimation uncertainty and judgment is applied in determining the recoverable amount of the Wind and Solar, and Gas segments, due to the sensitivity of the significant assumptions to the future cash flows and the effect that changes in these assumptions would have on the recoverable amount.
Refer to Note 2(Q) of the Company's 2025 audited annual consolidated financial statements for further details on the significant accounting judgments and key sources of estimation uncertainty.
Business Combinations
The fair value of assets acquired and liabilities assumed in a business combination, is estimated based on information available at the date of acquisition. While management uses best estimates and assumptions to accurately value assets acquired and liabilities assumed at the date of acquisition, estimates are inherently uncertain and subject to refinement.
Accounting for business combinations requires significant judgment, estimates and assumptions at the acquisition date. In developing estimates of fair values at the acquisition date, management uses a variety of factors including market data, market prices, capacity, historical and future expected cash flows, growth rates and discount rates. Information regarding a business combination that occurred during the nine months ended Sept. 30, 2026 has been included in Note 3.
2. Accounting Changes
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended Dec. 31, 2025, except for the adoption of new standards effective as of Jan. 1, 2026.
A. Current Accounting Changes
Amendments to IFRS 9 and IFRS 7 — Nature-Dependent Electricity Contracts
On Dec. 18, 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosure to improve reporting of the financial effects of nature-dependent electricity (e.g., wind and solar) contracts, which are often structured as power purchase agreements. Under these contracts, the amount of electricity generated can vary based on uncontrollable factors such as weather conditions.
The amendments clarify the application of own-use requirements, permit hedge accounting if these contracts are used as hedging instruments and add new disclosure requirements about the effect of these contracts on a company's financial performance and cash flows. Specifically, the amendments will now allow for hedge accounting to be applied in instances where there is variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions.
The amendments are effective for annual reporting periods beginning on or after Jan. 1, 2026.
In accordance with the permitted transitional provisions, effective Jan. 1, 2026, the Company has prospectively designated certain pre-existing Virtual Power Purchase Agreements (VPPAs) within the Wind and Solar segment as held for hedging and has applied hedge accounting. As a result, the effective portion of changes in the fair value of these hedging derivatives, arising on or after Jan. 1, 2026, will be recognised in OCI while any ineffective portion will be recognized in net earnings. The transitional provisions did not permit retrospective designation. Refer to Note 9 Risk Management for details.
Amendments to IFRS 7 and IFRS 9 — Classification and Measurement of Financial Instruments
On May 29, 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments effective Jan. 1, 2026 impacting IFRS 7 and 9. The amendments clarified the date of recognition and derecognition of financial assets and liabilities, including an exception for certain financial liabilities settled through an electronic payment system. The amendments also clarified the requirements for assessing contractual cash flow characteristics of financial assets, including those with ESG-linked features. The amendments did not have a material impact on the consolidated financial statements.
B. Future Accounting Changes
The Company closely monitors both new accounting standards and amendments to existing accounting standards issued by the IASB. The following standard has been issued but is not yet in effect.

TransAlta Corporation	F7

IFRS 18 — Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued a new standard, IFRS 18 Presentation and Disclosure in Financial Statements, which introduced new requirements for improved comparability in the statement of profit or loss, enhanced transparency of management-defined performance measures and more useful grouping of information in the financial statements. The standard is effective for annual reporting periods beginning on or after Jan. 1, 2027. The Company is currently preparing for the adoption of IFRS 18 and is advanced in its assessment of the impact of the new standard.
The Company assessed whether it has a specified main business activity of investing in particular types of assets or providing of financing to customers and concluded that it does not. The application will mainly result in presentation changes to the Consolidated Statements of Earnings and Consolidated Statements of Cash Flows, together with expanded note disclosures. The Consolidated Statements of Earnings (Loss) will incorporate the new operating, investing and financing categories and the required subtotals of operating income and earnings before financing and income taxes. Certain income and expenses will also be reclassified, including foreign exchange gains and losses based on the classification of the underlying item, discount-rate changes on decommissioning provisions from operating to financing, and certain banking and credit-related fees from financing to operating. The Consolidated Statements of Cash Flows will use operating income, rather than net earnings, as the starting point. Interest paid will be classified as a financing activity, while interest received will be classified as an investing activity.
Additional disclosures will be required for management-defined performance measures (MPMs), including an explanation of why each measure provides useful information, the method of calculation, the reconciliation of each MPM to the most directly comparable IFRS total or subtotal. Based on the assessment completed to date, the Company expects Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA), Adjusted Earnings (Loss) Before Income Taxes and Adjusted Net Earnings (Loss) Attributable to Common Shareholders to qualify as MPMs and to be included in the new MPM note.
As at Sept. 30, 2026, the Company does not expect the application of IFRS 18 to significantly affect the amounts reported in its primary financial statements, with the identified impacts relating primarily to presentation and disclosure.
C. Comparative Figures
Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.
3. Business Acquisitions
Acquisition of Far North
On Feb. 2, 2026, the Company acquired all issued and outstanding common shares of Far North Power Corporation (Far North) from an affiliate of Hut 8 Corp. (the Far North Acquisition). The Far North Acquisition, which includes Far North and its subsidiaries' entire business operations in Ontario consisting of four natural gas-fired generation facilities totaling 310 MW, was completed for an aggregate purchase price of $107 million including working capital adjustments of $12 million. The Far North Acquisition was funded through a combination of cash on hand and draws on the Company's credit facilities.
The acquired tangible assets and assumed liabilities are recorded at their estimated fair values at the date of the Acquisition. The total consideration was allocated to the assets acquired and liabilities assumed, with any excess recorded to goodwill.
Goodwill of $6 million recognized on the transaction is a result of net deferred tax liabilities recognized on the transaction, which are recorded at the Company's effective tax rate without discounting. None of the goodwill is expected to be deductible for tax purposes.
The preliminary purchase price allocation reflects management's best estimate of the fair value of the acquired assets and liabilities based on the analysis of information obtained to date. Management is continuing to obtain specific information to support the valuation of the decommissioning provision, property, plant and equipment, and deferred taxes. Any adjustments to the purchase price allocation will be made as soon as practicable but no later than one year from the date of acquisition.

F8	TransAlta Corporation

The following table summarizes the preliminary fair values that were assigned to the net assets acquired as at the acquisition date.

Feb. 2, 2026
Current Assets and Non-Current Assets
Cash and cash equivalents	1
Trade and other receivables	9
Prepaid expenses and other	6
Inventory	2
Property, plant and equipment	102
Deferred income tax assets	5
Current Liabilities and Non-Current Liabilities
Accounts payable and accrued liabilities	4
Decommissioning provision non-current portion	9
Deferred income tax liabilities	11
Total identifiable net assets at fair value	101
Goodwill arising on acquisition	6
Net assets acquired	107
Total purchase consideration transferred in cash	107
Revenue generated by the Far North Acquisition for the period Feb. 2, 2026 to Sept. 30, 2026 was $27 million. Net earnings before taxes for the same period was $4 million.
Had Far North been acquired at the beginning of the year, the assets would have contributed $30 million to revenues and $2 million to net earnings before taxes on a proforma basis.

TransAlta Corporation	F9

4. Revenue
Disaggregation of Revenue
The majority of the Company's revenues are derived from the sale of power, capacity and environmental and tax attributes, and from asset optimization activities, which the
Company disaggregates into the following groups to determine how economic factors affect the recognition of revenue.

	Reportable Segments(1)
3 months ended Sept. 30, 2026	Hydro	Wind and Solar	Gas	Energy Marketing	Corporate(2)	Energy Transition	Total
Revenues from contracts with customers
Power and other	11	43	158	—	—	1	213
Environmental and tax attributes(3)	16	19	3	—	(15)	—	23
Revenue from contracts with customers	27	62	161	—	(15)	1	236
Revenue from derivatives and other trading activities(4)	11	23	59	31	—	—	124
Revenue from merchant sales	55	21	92	—	—	—	168
Other(5)	2	2	3	—	—	1	8
Total revenue	95	108	315	31	(15)	2	536
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	16	19	3	—	(15)	1	24
Over time	11	43	158	—	—	—	212
Total revenue from contracts with customers	27	62	161	—	(15)	1	236

	Reportable Segments(1)
3 months ended Sept. 30, 2025	Hydro	Wind and Solar	Gas	Energy Marketing	Corporate(2)	Energy Transition	Total
Revenues from contracts with customers
Power and other	15	40	134	—	(2)	4	191
Environmental and tax attributes(3)	—	18	(4)	—	—	—	14
Revenue from contracts with customers	15	58	130	—	(2)	4	205
Revenue from derivatives and other trading activities(4)	23	(76)	88	37	2	78	152
Revenue from merchant sales	47	15	102	—	—	76	240
Other(5)	10	2	6	—	—	—	18
Total revenue	95	(1)	326	37	—	158	615
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	—	6	(4)	—	—	4	6
Over time	15	52	134	—	(2)	—	199
Total revenue from contracts with customers	15	58	130	—	(2)	4	205
(1)Refer to Note 17 Segment disclosures for details.
(2)The elimination of intercompany sales is reflected in the Corporate segment with $15 million attributed to Hydro (Sept. 30, 2025 - nil), nil attributed to Wind and Solar (Sept. 30, 2025 - $2 million), and nil attributed to Energy Marketing (Sept. 30, 2025 - $(2) million).
(3)The environmental and tax attributes represent environmental attributes and production tax transfer sales not bundled with power and other sales.
(4)Represents realized and unrealized gains or losses from hedging and derivative positions. Volatility and pricing in commodity markets can vary significantly from period to period and impact movements in derivative positions. Effective Jan. 1, 2026, the Company applied hedge accounting to certain VPPAs within the Wind and Solar segment prospectively. Accordingly, the effective portion of unrealized gains or losses on the hedging instruments was recognized through OCI. Refer to Note 9 for details.
(5)Other revenue includes production tax credits related to U.S. wind facilities subject to tax equity financing arrangements, total lease income from long-term contracts that meet the criteria of operating leases and other miscellaneous revenues.

F10	TransAlta Corporation

	Reportable Segments(1)
9 months ended Sept. 30, 2026	Hydro	Wind and Solar	Gas	Energy Marketing	Corporate(2)	Energy Transition	Total
Revenues from contracts with customers
Power and other	31	170	479	4	—	6	690
Environmental and tax attributes(3)	44	82	9	2	(61)	—	76
Revenue from contracts with customers	75	252	488	6	(61)	6	766
Revenue from derivatives and other trading activities(4)	32	19	216	91	1	—	359
Revenue from merchant sales	137	54	244	—	—	—	435
Other(5)	8	11	8		—	1	28
Total revenue	252	336	956	97	(60)	7	1,588
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	44	82	9	2	(61)	6	82
Over time	31	170	479	4	—	—	684
Total revenue from contracts with customers	75	252	488	6	(61)	6	766

	Reportable Segments(1)
9 months ended Sept. 30, 2025	Hydro	Wind and Solar	Gas	Energy Marketing	Corporate(2)	Energy Transition	Total
Revenues from contracts with customers
Power and other	33	184	494	9	—	9	729
Environmental and tax attributes(3)	70	83	7	—	(68)	—	92
Revenue from contracts with customers	103	267	501	9	(68)	9	821
Revenue from derivatives and other trading activities(4)	29	(171)	124	93	2	197	274
Revenue from merchant sales	163	48	282	—	—	178	671
Other(5)	15	11	13	—	—	1	40
Total revenue	310	155	920	102	(66)	385	1,806
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	70	38	7	—	(68)	9	56
Over time	33	229	494	9	—	—	765
Total revenue from contracts with customers	103	267	501	9	(68)	9	821
(1)Refer to Note 17 Segment disclosures for details.
(2)The elimination of intercompany sales is reflected in the Corporate segment with $40 million attributed to Hydro (Sept. 30, 2025 - $52 million), $18 million attributed to Wind and Solar (Sept. 30, 2025 - $18 million), and $2 million attributed to Energy Marketing (Sept. 30, 2025 - $(4) million).
(3)The environmental and tax attributes represent environmental attributes and production tax transfer sales not bundled with power and other sales.
(4)Represents realized and unrealized gains or losses from hedging and derivative positions. Volatility and pricing in commodity markets can vary significantly from period to period and impact movements in derivative positions. Effective Jan. 1, 2026, the Company applied hedge accounting to certain VPPAs within the Wind and Solar segment prospectively. Accordingly, the effective portion of unrealized gains or losses on the hedging instruments was recognized through OCI. Refer to Note 9 for details.
(5)Other revenue includes production tax credits related to U.S. wind facilities subject to tax equity financing arrangements, total lease income from long-term contracts that meet the criteria of operating leases and other miscellaneous revenues.

TransAlta Corporation	F11

5. Expenses by Nature
Fuel, Purchased Power and Operations, Maintenance and Administration (OM&A)
Fuel and purchased power and OM&A expenses classified by nature are as follows:

	3 months ended Sept. 30				9 months ended Sept. 30
	2026		2025		2026		2025
	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A
Gas fuel costs	116	—	91	—	330	—	321	—
Coal fuel costs	—	—	42	—	—	—	96	—
Royalty, land lease, other direct costs	(3)	—	6	—	15	—	22	—
Purchased power	23	—	88	—	62	—	238	—
Salaries and benefits	—	70	—	81	—	257	—	234
Other operating expenses(1)	—	104	—	98	—	273	—	291
Total	136	174	227	179	407	530	677	525
(1)Other operating expenses include contracted manpower, materials, insurance, office costs and other administrative and overhead costs.
Carbon Compliance (Recovery) Costs
As at Sept. 30, 2026, the Company holds 692,907 emission credits in inventory that were purchased externally with a recorded book value of $26 million (Dec. 31, 2025 — 383,192 emission credits with a recorded book value of $14 million). The Company also has 1,792,975 (Dec. 31, 2025 — 1,860,384) of internally generated eligible emission credits, including credits pending serialization by the issuing authority, from the Company's Wind and Solar and Hydro segments which have no recorded book value.
Emission credits can be sold externally or can be used to offset future emission obligations from our gas facilities located in Alberta. The compliance price of carbon for 2025 and 2026 obligation was $95 per tonne in Alberta.

During the three and nine months ended Sept. 30, 2026, the Company reduced its 2026 carbon compliance obligation by $51 million through the planned utilization of 606,367 emission credits, which also decreased accounts payable and accrued liabilities as at Sept. 30, 2026.
During the nine months ended Sept. 30, 2026, the Company utilized 924,899 emission credits (Sept. 30, 2025 - 1,498,447 emission credits) with a carrying value of $9 million (Sept. 30, 2025 - $17 million), to settle a portion of the 2025 carbon compliance obligation (Sept. 30, 2025 - 2024 carbon compliance obligation). During the nine months ended Sept. 30, 2026, $78 million (Sept. 30, 2025 - $103 million) was recognized as a reduction in the Company's carbon compliance costs, which also decreased accounts payable and accrued liabilities as at Sept. 30, 2026.

F12	TransAlta Corporation

6. Asset Impairment (Reversals) Charges
The Company recognized the following asset impairment (reversals) charges:

		3 months ended Sept. 30		9 months ended Sept. 30
	Segment	2026	2025	2026	2025
Changes in decommissioning and restoration provisions(1)	Energy Transition and Gas	(14)	4	(19)	22
Impairment charges, net of reversals, related to equipment and Required Divestitures(2)	Energy Transition and Gas	4	3	4	6
Project development costs(3)	Corporate	—	—	10	7
Impairment charges, net of impairment reversals	Wind and Solar	—	20	—	20
Asset impairment (reversals) charges		(10)	27	(5)	55
(1)During the three and nine months ended Sept. 30, 2026, the Company recorded asset impairment reversals driven by an increase in discount rates with rates ranging from 4.50 to 7.30 per cent as at Dec. 31, 2025 to rates ranging from 5.10 to 7.50 per cent as at Sept. 30, 2026 (2025 - asset impairment charges driven by a decrease in discount rates with rates ranging from 5.3 to 8.4 per cent as at Dec. 31, 2024 to rates ranging from 4.6 to 7.6 per cent as at Sept. 30, 2025).
(2)To meet the requirements of the federal Competition Bureau related to the acquisition of Heartland, the Company entered into a consent agreement with the Commissioner of Competition, under which the Company divested Heartland's Poplar Hill and Rainbow Lake facilities ("Required Divestitures") following the closing of the acquisition on Dec. 4, 2024.
(3)During the nine months ended Sept. 30, 2026 and Sept. 30, 2025, the Company recognized an asset impairment charge in the Corporate segment related to projects that are no longer proceeding.
Energy Transition Equipment Sale
On Aug. 31, 2026, the Company completed the sale of the generation equipment in the Energy Transition segment for total proceeds of $27 million. Accordingly, the Company recorded an asset impairment reversal of $2 million, in addition to the $31 million asset impairment reversal recorded during the nine months ended Sept. 30, 2025, and derecognized Assets Held for Sale of $33 million and Liabilities Held for Sale of $6 million.
7. Interest Expense
The components of interest expense are as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2026	2025	2026	2025
Interest on debt	43	53	142	156
Interest on exchangeable debentures	6	6	18	18
Interest on exchangeable preferred shares(1)	7	7	21	21
Interest on lease liabilities	3	1	8	8
Credit facility fees, bank charges and other interest	3	5	14	21
Accretion of provisions	13	13	38	42
Interest expense	75	85	241	266
(1)On Oct. 27, 2026, the Company declared a dividend of $7 million in aggregate on the Series I Preferred Shares at the fixed rate of 1.764 per cent, per share, payable on Nov. 30, 2026.

TransAlta Corporation	F13

8. Financial Instruments
A. Financial Assets and Liabilities — Classification and Measurement
Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value or amortized cost.
The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value. The Level III classification is the lowest level classification in the fair value hierarchy.
There were no changes in the Company's valuation processes, valuation techniques and types of inputs used in the fair value measurements during the period. Refer to Note 14 of the 2025 audited annual consolidated financial statements for further details.
B. Net Risk Management Assets and Liabilities
Aggregate net risk management assets (liabilities) are as follows:

As at Sept. 30, 2026
	Cash flow hedges(1)	Not designated as a hedge	Total
Commodity risk management
Current	13	20	33
Long-term	(369)	(74)	(443)
Net commodity risk management liabilities	(356)	(54)	(410)
Other
Current	—	10	10
Long-term	—	8	8
Net other risk management assets	—	18	18
Total net risk management liabilities	(356)	(36)	(392)
(1)Effective Jan. 1, 2026, the Company has prospectively designated certain pre-existing VPPAs within the Wind and Solar segment as held for hedging and has applied hedge accounting. Refer to Note 15, section A of the annual consolidated financial statements for the year ended Dec. 31, 2025 for additional disclosure related to the designation of hedges.

As at Dec. 31, 2025
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	—	4	4
Long-term	—	(494)	(494)
Net commodity risk management liabilities	—	(490)	(490)
Other
Current	—	2	2
Long-term	—	7	7
Net other risk management assets	—	9	9
Total net risk management liabilities	—	(481)	(481)

F14	TransAlta Corporation

I. Commodity Risk Management Assets and Liabilities
Commodity risk management assets and liabilities classified by fair value levels as at Sept. 30, 2026, are as follows: Level I – $18 million net liability (Dec. 31, 2025 – $10 million net liability), Level II – $39 million net asset (Dec. 31, 2025 – $33 million net liability) and Level III – $431 million net liability (Dec. 31, 2025 – $447 million net liability).
Significant changes in commodity net risk management assets and liabilities during the nine months ended Sept. 30, 2026, are primarily attributable to lower market prices across multiple markets on existing and new contracts and volume changes, partially offset by contract settlements and changes in foreign exchange rates.
The following table summarizes the key factors impacting the fair value of the Level III commodity risk management assets and liabilities by classification during the nine months ended Sept. 30, 2026 and 2025, respectively:

	9 months ended Sept. 30, 2026			9 months ended Sept. 30, 2025
	Hedge	Non-hedge	Total	Hedge	Non-hedge	Total
Opening balance	—	(447)	(447)	—	(153)	(153)
Changes attributable to:
Change in hedge designation due to IFRS 9 amendment	(442)	442	—	—	—	—
Market price and volume changes on existing contracts	106	(45)	61	—	(184)	(184)
Market price changes on new contracts	—	13	13	—	4	4
Contracts settled	(8)	(37)	(45)	—	(46)	(46)
Change in foreign exchange rates	(12)	(1)	(13)	—	4	4
Net risk management liabilities at end of period	(356)	(75)	(431)	—	(375)	(375)
Additional Level III information:
Gains recognized in other comprehensive earnings	48	—	48	—	—	—
Total gains (losses) included in earnings before income taxes	59	12	71	—	(176)	(176)
Unrealized gains (losses) included in earnings before income taxes relating to net assets (liabilities) held at period end	57	(32)	25	—	(222)	(222)
As at Sept. 30, 2026, the total Level III risk management asset balance was $29 million (Dec. 31, 2025 – $65 million) and the Level III risk management liability balance was $460 million (Dec. 31, 2025 – $512 million).
Included in the Level III classification are several long-term wind energy sales agreements, including contracts for differences and VPPAs, that are recognized as derivatives for accounting purposes. Effective Jan. 1, 2026, the Company prospectively designated certain pre-existing VPPAs within the Wind and Solar segment as held for hedging and has applied hedge accounting. The effective portion of changes in the fair value of these hedging derivatives will be recognised in other comprehensive income while any ineffective portion will be recognized in net earnings
For a detailed description of the long-term wind energy sales agreements, please refer to Note 14 of the 2025 audited annual consolidated financial statements.

TransAlta Corporation	F15

The sensitivity tables below reflect the potential impacts of the key unobservable inputs on the fair value of the long-term wind energy sales agreements for both derivatives designated as hedges and derivatives without hedge designation. These agreements are backed by physical assets to effectively reduce our market exposure.

As at	Sept. 30, 2026
Description	Valuation technique	Unobservable input and reasonably possible change	Potential change in fair value(1)
Long-term wind energy sale — Eastern U.S.	Long-term forecast	Wind capture prices(2) (per MWh), an increase or a decrease of 10 per cent	'+/-	17
		Illiquid future REC(3) prices (per MWh), an increase or a decrease of 10 per cent	'+/-	1
		Delivery volumes (MWh), an increase or a decrease of 5 per cent	'+/-	6
Long-term wind energy sale — Canada	Long-term forecast	Wind capture prices(2) (per MWh), an increase or a decrease of 10 per cent	'+/-	17
		Delivery volumes (MWh), an increase or a decrease of 5 per cent	+/-	4
Long-term wind energy sale — Central U.S.	Long-term forecast	Wind capture prices(2) (per MWh), an increase or a decrease of 10 per cent	'+/-	90
		Delivery volumes (MWh), an increase or a decrease of 5 per cent	+/-	32
(1)Potential change in fair value represents the total increase or decrease in recognized fair value that could arise from the use of the reasonably possible change of the unobservable input.
(2)Wind capture prices represent the net forward power price exposure of the derivative after deducting the estimated wind discount (reflecting hourly generation timing and localized market conditions). Sensitivity is assessed using a 10% increase or decrease in the expected capture price per MWh, which reflects both forward power price movements and wind discounts.
(3)Renewable energy credits.

As at	Dec. 31, 2025
Description	Valuation technique	Unobservable input and reasonably possible change	Potential change in fair value(1)
Long-term wind energy sale — Eastern U.S.	Long-term forecast	Wind capture prices(2) (per MWh), an increase or a decrease of 10 per cent	'+/-	14
		Illiquid future REC(3) prices (per MWh), an increase or a decrease of 10 per cent	+/-	2
		Delivery volumes (MWh), an increase or a decrease of 5 per cent	+/-	4
Long-term wind energy sale — Canada	Long-term forecast	Wind capture prices(2) (per MWh), an increase or a decrease of 10 per cent	+/-	24
		Delivery volumes (MWh), an increase or a decrease of 5 per cent	+/-	9
Long-term wind energy sale — Central U.S.	Long-term forecast	Wind capture prices(2) (per MWh), an increase or a decrease of 10 per cent	+/-	99
		Delivery volumes (MWh), an increase or a decrease of 5 per cent	+/-	36
(1)Potential change in fair value represents the total increase or decrease in recognized fair value that would arise from the use of the reasonably possible change of the unobservable input.
(2)Wind capture prices represent the net forward power price exposure of the derivative after deducting the estimated wind discount (reflecting hourly generation timing and localized market conditions). Sensitivity is assessed using a 10% increase or decrease in the expected capture price per MWh, which reflects both forward power price movements and wind discounts.
(3)Renewable energy credits.

F16	TransAlta Corporation

II. Other Risk Management Assets and Liabilities
Other risk management assets and liabilities primarily include risk management assets and liabilities that are used to manage exposures on non-energy marketing transactions such as interest rates, the net investment in foreign operations and other foreign currency risks. Hedge accounting is not always applied.
Other risk management assets with a net fair value of $18 million as at Sept. 30, 2026 (Dec. 31, 2025 – $9 million net assets) are classified as Level II fair value measurements.
C. Other Financial Assets and Liabilities
The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value(2)				Total carrying value(2)
	Level I	Level II	Level III	Total
Long-term debt — Sept. 30, 2026	—	2,981	—	2,981	3,322
Exchangeable securities — Sept. 30, 2026	—	745	—	745	750
Long-term financial asset — Sept. 30, 2026	—	—	134	134	134
Loan receivable — Sept. 30, 2026(1)	—	30	—	30	30
Long-term debt — Dec. 31, 2025	—	3,255	—	3,255	3,447
Exchangeable securities — Dec. 31, 2025	—	752	—	752	750
Long-term financial asset — Dec. 31, 2025	—	—	140	140	140
Loan receivable — Dec. 31, 2025(1)	—	31	—	31	31
(1)Included within Other assets.
(2)Includes current and non-current portions.
The fair values of the Company’s debentures, senior notes and exchangeable securities are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.
The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, restricted cash, trade accounts receivable, collateral provided, accounts payable and accrued liabilities, collateral held and dividends payable) approximates fair value due to the liquid nature of the asset or liability. The fair values of the finance lease receivables approximate the carrying amounts as the amounts receivable represent cash flows from repayments of principal and interest.
Long-term Financial Asset
As at Sept. 30, 2026 the carrying amount of Nova facilities totalled $134 million, which approximates fair value. Nova facilities are classified as Level III within the fair value hierarchy as it is determined using a binomial model with multiple inputs such as volatility and equity value for which observable market data is not available. A reasonably possible change in inputs would not result in a material impact in the fair value of the Nova facilities.
Refer to Note 14, Section IV of the 2025 consolidated financial statements for the year ended Dec. 31, 2025 for details.
9. Risk Management
A. Risk Management Strategy
The Company is exposed to market risk from changes in commodity prices, foreign exchange rates, interest rates, credit risk and liquidity risk. These risks affect the Company’s earnings and the value of associated financial instruments that the Company holds. In certain cases, the Company seeks to minimize the effects of these risks by using derivatives to hedge its risk exposures.
The Company’s risk management strategy, policies and controls are designed to ensure that the risks it assumes comply with the Company’s internal objectives and risk tolerance. Refer to Note 15 of the 2025 audited annual consolidated financial statements for further details of the Company's risk management activities.

TransAlta Corporation	F17

B. Nature and Extent of Risks Arising from Financial Instruments
I. Market Risk
i. Commodity Price Risk Management – Proprietary Trading
The Company’s Energy Marketing segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue and gain market information.
ii. Commodity Price Risk Management – Generation
The generation segments use various commodity contracts to manage the commodity price risk associated with electricity generation, fuel purchases, emissions and byproducts, as considered appropriate.
For an estimate of the uncertainty related to long-term power sale and long-term wind energy sales contracts, refer to the Level III measurements table and the related unobservable inputs and sensitivities in Note 8(B)(I).
iii. Commodity Price Risk Management – Hedges
Effective Jan. 1, 2026, the Company has prospectively designated certain pre-existing VPPAs within the Wind and Solar segment as held for hedging and has applied hedge accounting. Any ineffectiveness, such as locational price basis differences, is recognized in net earnings. Refer to Note 2 for details.
II. Credit Risk
The Company uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties.
The following table outlines the Company’s maximum exposure to credit risk without taking into account collateral held, including the distribution of credit ratings, as at Sept. 30, 2026:

	Investment grade (per cent)	Non-investment grade (per cent)	Total amount
Trade and other receivables(1)	89	11	692
Long-term finance lease receivable	100	—	305
Risk management assets(1)	87	13	164
Long-term financial assets(2)	—	100	134
Loans receivable(3)	—	100	30
Total			1,325
(1)Letters of credit and cash and cash equivalents are the primary types of collateral held as security related to these amounts.
(2)Included within long-term financial assets with counterparties that have no external credit rating. Refer to Note 8 for further details.
(3)Includes $30 million loans receivable included within other assets with counterparties that have no external credit rating.
The Company did not have material expected credit losses as at Sept. 30, 2026. The Company’s maximum exposure to credit risk at Sept. 30, 2026, without taking into account collateral held or right of set-off, is represented by the current carrying amounts of receivables and risk management assets as per the Condensed Consolidated Statements of Financial Position. Letters of credit, cash and first priority liens on assets are the primary types of collateral held as security related to these amounts.
The maximum credit exposure to any one customer for commodity trading operations and hedging, including the fair value of open trading, net of any collateral held, at Sept. 30, 2026, was $29 million (Dec. 31, 2025 – $51 million). The Company has counterparty credit insurance programs that mitigate our exposure to credit risk.
III. Liquidity Risk
The Company has sufficient existing liquidity available to meet its upcoming debt maturities. Our highly diversified asset portfolio, by both fuel type and operating region, and our long-term contracted asset base provide stability in our cash flows.
Liquidity risk relates to the Company’s ability to access capital to be used for capital projects, debt refinancing, proprietary trading activities, commodity hedging and general corporate purposes.

F18	TransAlta Corporation

A maturity analysis of the Company's financial liabilities is as follows:

	2026	2027	2028	2029	2030	2031 and thereafter	Total
Accounts payable, accrued liabilities and other current liabilities	535	—	—	—	—	—	535
Long-term debt(1)	52	332	166	245	284	2,277	3,356
Exchangeable securities(2)	—	—	—	—	—	750	750
Commodity risk management (assets) liabilities(3)	(27)	(10)	23	30	28	366	410
Other risk management (assets) liabilities	—	(9)	(1)	2	1	(11)	(18)
Lease liabilities	2	6	6	6	5	123	148
Interest on long-term debt and lease liabilities(4)	31	184	167	158	143	733	1,416
Interest on exchangeable securities(2)(4)	13	53	53	53	53	456	681
Dividends payable	22	—	—	—	—	—	22
Total	628	556	414	494	514	4,694	7,300
(1)Excludes impact of hedge accounting and derivatives.
(2)The exchangeable debentures are due May 1, 2039 and the exchangeable preferred shares are perpetual. However, a cash payment could occur after Dec. 31, 2028, at the Company's option, if the exchangeable securities are not exchanged by Brookfield Renewable Partners or its affiliates (collectively Brookfield). At Brookfield's option, the exchangeable securities are currently exchangeable into an equity ownership interest in TransAlta’s Alberta Hydro Assets.
(3)Negative amount represents a receivable position or cash inflow.
(4)Not recognized as a financial liability on the Condensed Consolidated Statements of Financial Position and excludes the impact of interest rate swaps.
C. Collateral
I. Financial Assets Provided as Collateral
At Sept. 30, 2026, the Company provided $48 million (Dec. 31, 2025 – $92 million) in cash and cash equivalents as collateral to regulated clearing agents as security for commodity trading activities. These funds are held in segregated accounts by the clearing agents. Collateral provided is included within trade and other receivables in the Condensed Consolidated Statements of Financial Position. At Sept. 30, 2026, the Company provided $21 million (Dec. 31, 2025 – $20 million) in surety bonds as security for commodity trading activities.
II. Financial Assets Held as Collateral
At Sept. 30, 2026, the Company held $27 million (Dec. 31, 2025 – $3 million) in cash collateral associated with counterparty obligations. Under the terms of the contracts, the Company may be obligated to pay interest on the outstanding balances and to return the principal when the counterparties have met their contractual obligations or when the amount of the obligation declines as a result of changes in market value.
Interest payable to the counterparties on the collateral received is calculated in accordance with each contract. Collateral held is related to physical and financial derivative transactions in a net asset position and is included in accounts payable and accrued liabilities in the Condensed Consolidated Statements of Financial Position.
III. Contingent Features in Derivative Instruments
Collateral is posted in the normal course of business based on the Company’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Company’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs.
At Sept. 30, 2026, the Company had posted collateral of $194 million (Dec. 31, 2025 – $338 million) in the form of letters of credit on physical and financial derivative transactions in a net liability position. Certain derivative agreements contain credit-risk-contingent features, which if triggered could result in the Company having to post an additional $59 million (Dec. 31, 2025 – $92 million) of collateral to its counterparties.
10. Property, Plant and Equipment
During the three and nine months ended Sept. 30, 2026, the Company had additions of $53 million and $125 million primarily related to the Centralia Coal-to-Gas conversion project and spending in Gas and other segments. In addition, Property, Plant and Equipment increased by $102 million due to the acquisition of Far North.
During the nine months ended Sept. 30, 2026, the Mount Keith West Network Upgrade project was completed. As a result, the Company derecognized assets under construction and recognized a finance lease receivable of $39 million.

TransAlta Corporation	F19

11. Credit Facilities, Long-Term Debt and Lease Liabilities
A. Amounts Outstanding

As at	Sept. 30, 2026	Dec. 31, 2025
Senior unsecured debt	1,673	1,639
Credit facilities	—	95
Non-recourse debt	1,446	1,471
Recourse debt - OCP LP Bond	139	166
Tax equity financing	64	76
Lease liabilities	148	146
Total Credit facilities, long-term debt and lease liabilities	3,470	3,593

Current portion	189	175
Non-current portion	3,281	3,418
Total Credit facilities, long-term debt and lease liabilities	3,470	3,593
The Company's credit facilities are summarized in the table below:

As at Sept. 30, 2026		Utilized
Credit facilities	Facility size	Outstanding letters of credit(1)	Cash drawings	Available capacity	Maturity date
Committed
Syndicated credit facility	1,900	327	—	1,573	Q2 2030
Bilateral credit facilities	240	140		100	Q2 2028
Heartland EDC letter of credit facility	30	8	—	22	Q4 2026
Heartland DSR letter of credit facility	27	14	—	13	Q4 2027
Heartland revolving facility	25	—	—	25	Q4 2027
Total committed	2,222	489	—	1,733
Non-committed
Demand facility	400	211	—	189
Total Non-committed	400	211	—	189
(1)TransAlta has obligations to issue letters of credit and cash collateral to secure potential liabilities to certain parties, including those related to potential environmental obligations, commodity risk management and hedging activities, pension plan obligations, construction projects and purchase obligations. Letters of credit drawn against the non-committed facilities reduce the available capacity under the committed syndicated credit facilities.
The credit facilities are the primary source of short-term liquidity after the cash flow generated from the Company's business.
As at Sept. 30, 2026 the Company provided $74 million in surety-backed letters of credits as security for commodity trading activities.
TransAlta's debt has terms and conditions, including financial covenants, that are considered ordinary and customary. As at Sept. 30, 2026, the Company was in compliance with all of its debt covenants and all undrawn amounts under the credit facilities are fully available.

B. Restrictions Related to Non-Recourse and Other Debt
All non-recourse debt and the OCP LP Bond, with a total carrying value of $1.6 billion as at Sept. 30, 2026 (Dec. 31, 2025 – $1.6 billion), are subject to customary financing conditions and covenants that may restrict the Company’s ability to access funds generated by the facilities’ operations. At Sept. 30, 2026, $84 million (Dec. 31, 2025 – $101 million) of cash was subject to these financial restrictions.

F20	TransAlta Corporation

Upon meeting certain distribution tests, typically performed once per quarter, the funds can be distributed by the subsidiary entities to their respective parent entity. These conditions include meeting a debt service coverage ratio prior to distribution, which was met by these entities in the third quarter of 2026, with the exception of Melancthon Wolfe Wind LP. The funds in Melancthon that have accumulated will remain there until the debt-service coverage ratio distribution threshold is met.
At Sept. 30, 2026, $16 million (AU$16 million) of funds held by TEC Hedland Pty Ltd. cannot be accessed by other corporate entities as the funds must be solely used by the project entities and to pay major maintenance costs. Additionally, certain non-recourse bonds require that certain reserve accounts be established and funded through cash held on deposit and/or by providing letters of credit.
C. Restricted Cash
As at Sept. 30, 2026, the Company had $17 million (Dec. 31, 2025 – $17 million) of restricted cash related to the TransAlta OCP bonds, which is required to be held in a debt service reserve account in the third and fourth quarters of the year to fund scheduled future debt repayments.
The Company also had $3 million (Dec. 31, 2025 – $4 million) of restricted cash related to holdbacks associated with the sale of the Poplar Hill and Rainbow Lake facilities, which the Company divested in accordance with a consent agreement entered into with the Commissioner of Competition for Canada and $60 million (Dec. 31, 2025 – $57 million) of restricted cash related to the TEC Hedland Pty Ltd. bond. These cash reserves are required to be held under commercial arrangements and for debt service, which may be replaced by letters of credit in the future.
D. Currency Impacts
The strengthening of the U.S. dollar has increased the U.S. dollar-denominated long-term debt balances, mainly the senior notes and tax equity financings, by $35 million during the nine months ended Sept. 30, 2026 (Sept. 30, 2025 – decreased $33 million due to the weakening of the U.S. dollar). Almost all of the U.S.-dollar-denominated debt is hedged either through financial contracts or a hedge of net investments in U.S. operations.
Additionally, the strengthening of the Australian dollar has increased the Australian-dollar-denominated non-recourse senior secured notes balance by approximately $55 million during the nine months ended Sept. 30, 2026 (Sept. 30, 2025 – increased by $11 million due to strengthening of the Australian dollar). As this debt is issued by an Australian subsidiary, the foreign currency translation impacts are recognized within other comprehensive income (loss).
E. Credit Facility Extension
On July 17, 2026, the Company executed agreements to extend its committed credit facilities totalling $2.1 billion with a syndicate of lenders. The revised agreements extend the maturity dates of the syndicated credit facility from June 30, 2029 to June 30, 2030 and the bilateral credit facilities from June 30, 2027 to June 30, 2028.
12. Common Shares
A. Issued and Outstanding
TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

9 months ended Sept. 30,	2026		2025
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	296.7	3,169	297.5	3,179
Issued under public offering(1)	18.2	338	—	—
Purchased and cancelled under the NCIB(2)	—	—	(1.9)	(20)
Share-based payment plans	0.9	4	0.8	7
Stock options exercised	0.4	5	0.3	3
Issued and outstanding, end of period	316.2	3,516	296.7	3,169
(1)Net of after-tax issuance costs of $12 million (issuance costs of $16 million less tax-effect of $4 million).
(2)Shares purchased by the Company under the NCIB are recognized as a reduction to share capital equal to the average carrying value of the common shares. Any difference between the aggregate purchase price and the average carrying value of the common shares is recorded in retained earnings (deficit).

TransAlta Corporation	F21

B. Public Offering
On June 9, 2026, TransAlta completed a public offering of 18,230,000 common shares at a price of $19.20 per share for total gross proceeds of approximately $350 million.
C. Dividends
On Oct. 27, 2026, the Company declared a quarterly dividend of $0.070 per common share, payable on Jan. 1, 2027. There have been no material transactions involving common shares between the reporting date and the date of completion of these condensed consolidated financial statements.
D. Earnings Per Share
Net earnings (loss) attributable to common shareholders used in calculating basic and diluted net earnings (loss) per share reflects net earnings (loss) attributable to TransAlta shareholders, less preferred-share dividends declared and any cumulative preferred-share dividend entitlements for the period.
13. Preferred Shares
A. Issued and Outstanding
All preferred shares issued and outstanding are non-voting cumulative redeemable fixed or floating rate first preferred shares.
Series B Cumulative Redeemable Floating Rate First Series B Preferred Shares conversion
On March 31, 2026, holders of Series B preferred shares converted 1,148,549 of the 2,370,087 outstanding Series B shares into Series A shares on a one‑for‑one basis.
As a result, on Sept. 30, 2026, the Company had 10,778,462 Series A preferred shares issued and outstanding and 1,221,538 Series B preferred shares issued and outstanding.
The number of Series C, D, E and G preferred shares issued and outstanding remains unchanged since Dec. 31, 2025.
B. Dividends
On Oct. 27, 2026, the Company declared quarterly preferred share dividends, payable on Dec. 31, 2026, as follows: $0.29888 per Series A share, $0.27216 per Series B share, $0.36588 per Series C share, $0.33958 per Series D share, $0.43088 per Series E share and $0.42331 per Series G share.
14. Cash Flow Information
Change in Non-Cash Operating Working Capital

	3 months ended Sept. 30		9 months ended Sept. 30
	2026	2025	2026	2025
Source (use):
Accounts receivable	(48)	(17)	49	(1)
Prepaid expenses	20	19	(5)	2
Income taxes receivable	4	16	(18)	(22)
Inventory	(5)	(1)	(17)	(5)
Accounts payable, accrued liabilities and provisions	66	89	(67)	(69)
Income taxes payable	(5)	(2)	(11)	1
Change in non-cash operating working capital	32	104	(69)	(94)

F22	TransAlta Corporation

15. Commitments and Contingencies
During the nine months ended Sept. 30, 2026, the Company entered into a $45 million maintenance agreement for one of its facilities, running until 2036, and signed a turbine reservation contract with a remaining expected payment of $28 million due in Oct. 2026. The Company has not incurred any other additional material contractual commitments, either directly or through its interests in joint operations and joint ventures.
There were no material changes to the contingencies during the nine months ended Sept. 30, 2026.
Refer to Note 36 of the 2025 audited annual consolidated financial statements for the current material outstanding commitments and contingencies.
16. Related-Party Transactions
The Company may, in the normal course of operations, enter into transactions on market terms with associates that have been measured at exchange value and recognized in the Consolidated Financial Statements, including power purchase and sale agreements, and derivative contracts. Transactions and balances between the Company and associates do not eliminate.
There were no material related party transactions during the nine months ended Sept. 30, 2026.
Refer to Note 35 of the 2025 audited annual consolidated financial statements for further details.

17. Segment Disclosures
A. Description of Reportable Segments
The Company is comprised of four generation segments: Hydro, Wind and Solar, Gas and Energy Transition and two non-generation segments: Energy Marketing and Corporate.
During the first quarter of 2026, the Company updated its assessment of reportable segments to reflect changes in how the Chief Operating Decision Maker (CODM) makes operating decisions, assesses performance and allocates resources. As a result of the reassessment, the Company concluded that the Energy Transition segment no longer meets the quantitative thresholds under IFRS 8 to be presented as a reportable segment, primarily due to Centralia Unit 2 ceasing coal-fired operations, as scheduled at the end of 2025 in the normal course, however the unit remains available to operate in accordance with and for the duration of the order received from the United States Department of Energy.
Accordingly, as at Sept. 30, 2026 the Company has five reportable segments, reflecting the revised assessment for the Energy Transition segment compared to six reportable segments as at Dec. 31, 2025.
The segment results are presented using Adjusted EBITDA, consistent with the measure reviewed by the CODM when assessing performance and making operating decisions across the Company's segments.
The tables below show the reconciliation of the total segment results and Adjusted EBITDA (non-IFRS measure) to the statement of earnings reported under IFRS.

TransAlta Corporation	F23

B. Reported Adjusted Segment Earnings
Reconciliation of Adjusted EBITDA to Earnings (Loss) before Income Tax

	Reportable Segments
3 months ended Sept. 30, 2026	Hydro	Wind & Solar(1)	Gas	Energy Marketing	Corporate	Energy Transition(2)	Total	Equity- accounted investments	Reclass adjustments	IFRS financials
Revenues	95	110	315	31	(15)	2	538	(2)	—	536
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	(24)	(3)	7	—	—	(20)	—	20	—
Decrease in finance lease receivable	—	1	7	—	—	—	8	—	(8)	—
Finance lease income	—	1	6	—	—	—	7	—	(7)	—
Adjusted Revenue	95	88	325	38	(15)	2	533	(2)	5	536
Fuel and purchased power	(5)	(6)	(126)	—	1	—	(136)	—	—	(136)
Carbon compliance (cost) recovery	—	—	(3)	—	14	—	11	—	—	11
Adjusted Gross Margin	90	82	196	38	—	2	408	(2)	5	411
OM&A	(13)	(26)	(63)	(8)	(32)	(34)	(176)	2	—	(174)
Reclassifications and adjustments:
Centralia Order compliance costs and community fund expense	—	—	—	—	—	27	27	—	(27)	—
ERP integration costs	—	—	—	—	2	—	2	—	(2)	—
Acquisition-related transaction and restructuring costs	—	—	—	—	3	—	3	—	(3)	—
Adjusted OM&A	(13)	(26)	(63)	(8)	(27)	(7)	(144)	2	(32)	(174)
Taxes, other than income taxes	(1)	(5)	(5)	—	(1)	—	(12)	—	—	(12)
Net other operating income	—	1	14	—	—	—	15	—	—	15
Reclassifications and adjustments:
Insurance recovery	—	—	(3)	—	—	—	(3)	—	3	—
Adjusted Net Other Operating Income	—	1	11	—	—	—	12	—	3	15
Adjusted EBITDA(3)	76	52	139	30	(28)	(5)	264
Equity loss										(1)
Finance lease income										7
Depreciation and amortization										(104)
Asset impairment reversals										10
Interest income										7
Interest expense										(75)
Foreign exchange gain										4
Gain on sale of assets and other										12
Earnings before income taxes										100
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)The Energy Transition segment no longer meets the quantitative thresholds under IFRS 8 to be presented as a reportable segment starting Jan. 1, 2026.
(3)Adjusted EBITDA is not defined, has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

F24	TransAlta Corporation

	Reportable Segments
3 months ended Sept. 30, 2025	Hydro	Wind & Solar(1)	Gas	Energy Marketing	Corporate	Energy Transition(2)	Total	Equity- accounted investments	Reclass adjustments	IFRS financials
Revenues	95	3	326	37	—	158	619	(4)	—	615
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(3)	78	(12)	(8)	—	(10)	45	—	(45)	—
Decrease in finance lease receivable	—	1	7	—	—	—	8	—	(8)	—
Finance lease income	—	1	5	—	—	—	6	—	(6)	—
Revenues from Required Divestitures	—	—	(4)	—	—	—	(4)	—	4	—
Unrealized foreign exchange (gain) loss on commodity	—	—	(1)	1	—	—	—	—	—	—
Adjusted Revenue	92	83	321	30	—	148	674	(4)	(55)	615
Fuel and purchased power	(5)	(5)	(119)	—	—	(98)	(227)	—	—	(227)
Reclassifications and adjustments:
Fuel and purchased power related to Required Divestitures	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted Fuel and Purchased Power	(5)	(5)	(120)	—	—	(98)	(228)	—	1	(227)
Carbon compliance costs	—	—	(35)	—	—	—	(35)	—	—	(35)
Adjusted Gross Margin	87	78	166	30	—	50	411	(4)	(54)	353
OM&A	(14)	(28)	(64)	(13)	(41)	(20)	(180)	1	—	(179)
Reclassifications and adjustments:
OM&A related to the Required Divestitures	—	—	2	—	—	—	2	—	(2)	—
ERP integration costs	—	—	—	—	6	—	6	—	(6)	—
Acquisition-related transaction and restructuring costs	—	—	—	—	1	—	1	—	(1)	—
Adjusted OM&A	(14)	(28)	(62)	(13)	(34)	(20)	(171)	1	(9)	(179)
Taxes, other than income taxes	—	(5)	(5)	—	(1)	(2)	(13)	1	—	(12)
Net other operating income	—	—	11	—	—	—	11	—	—	11
Adjusted EBITDA(3)	73	45	110	17	(35)	28	238
Equity loss										(1)
Finance lease income										6
Depreciation and amortization										(135)
Asset impairment charges										(27)
Interest income										7
Interest expense										(85)
Foreign exchange gain										3
Fair value change in contingent consideration										3
Gain on sale of assets and other										3
Loss before income taxes										(53)
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)The Energy Transition segment no longer meets the quantitative thresholds under IFRS 8 to be presented as a reportable segment starting Jan. 1, 2026.
(3)Adjusted EBITDA is not defined, has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

TransAlta Corporation	F25

	Reportable Segments
9 months ended Sept. 30, 2026	Hydro	Wind & Solar(1)	Gas	Energy Marketing	Corporate	Energy Transition(2)	Total	Equity- accounted investments	Reclass adjustments	IFRS financials
Revenues	252	350	956	97	(60)	7	1,602	(14)	—	1,588
Reclassifications and adjustments:
Unrealized mark-to-market gain	—	(11)	(21)	(12)	—	—	(44)	—	44	—
Decrease in finance lease receivable	—	2	22	—	—	—	24	—	(24)	—
Finance lease income	—	4	16	—	—	—	20	—	(20)	—
Unrealized foreign exchange gain on commodity	—	—	(2)	—	—	—	(2)	—	2	—
Adjusted Revenue	252	345	971	85	(60)	7	1,600	(14)	2	1,588
Fuel and purchased power	(13)	(17)	(377)	—	—	—	(407)	—	—	(407)
Carbon compliance (costs) recovery	—	—	(36)	—	60	—	24	—	—	24
Adjusted Gross Margin	239	328	558	85	—	7	1,217	(14)	2	1,205
OM&A	(38)	(77)	(202)	(28)	(137)	(52)	(534)	4	—	(530)
Reclassifications and adjustments:
Termination and restructuring costs	—	—	—	—	18	—	18	—	(18)	—
Legal costs related to arbitration proceedings	—	—	—	—	9	—	9	—	(9)	—
Centralia Order compliance costs and community fund expense	—	—	—	—	—	38	38	—	(38)	—
ERP integration costs	—	—	—	—	6	—	6	—	(6)	—
Acquisition-related transaction and restructuring costs	—	—	—	—	4	—	4	—	(4)	—
Adjusted OM&A	(38)	(77)	(202)	(28)	(100)	(14)	(459)	4	(75)	(530)
Taxes, other than income taxes	(3)	(17)	(15)	—	(1)	—	(36)	—	—	(36)
Net other operating income	—	15	36	—	—	1	52	—	—	52
Reclassifications and adjustments:
Legal settlement recoveries	—	(12)	—	—	—	—	(12)	—	12	—
Insurance recovery	—	—	(3)	—	—	—	(3)	—	3	—
Adjusted Net Other Operating Income	—	3	33	—	—	1	37	—	15	52
Adjusted EBITDA(3)	198	237	374	57	(101)	(6)	759
Equity income										3
Finance lease income										20
Depreciation and amortization										(314)
Asset impairment reversals										5
Interest income										21
Interest expense										(241)
Foreign exchange gain										8
Gain on sale of assets and other										10
Earnings before income taxes										203
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)The Energy Transition segment no longer meets the quantitative thresholds under IFRS 8 to be presented as a reportable segment starting Jan. 1, 2026.
(3)Adjusted EBITDA is not defined, has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

F26	TransAlta Corporation

	Reportable Segments
9 months ended Sept. 30, 2025	Hydro	Wind & Solar(1)	Gas	Energy Marketing	Corporate	Energy Transition(2)	Total	Equity- accounted investments	Reclass adjustments	IFRS financials
Revenues	310	169	920	102	(66)	385	1,820	(14)	—	1,806
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(6)	182	27	(9)	—	4	198	—	(198)	—
Decrease in finance lease receivable	—	2	21	—	—	—	23	—	(23)	—
Finance lease income	—	4	13	—	—	—	17	—	(17)	—
Revenues from Required Divestitures	—	—	(11)	—	—	—	(11)	—	11	—
Unrealized foreign exchange gain on commodity	—	—	(1)	(1)	—	—	(2)	—	2	—
Adjusted Revenue	304	357	969	92	(66)	389	2,045	(14)	(225)	1,806
Fuel and purchased power	(16)	(24)	(388)	—	(2)	(247)	(677)	—	—	(677)
Reclassifications and adjustments:
Fuel and purchased power related to Required Divestitures	—	—	2	—	—	—	2	—	(2)	—
Adjusted Fuel and Purchased Power	(16)	(24)	(386)	—	(2)	(247)	(675)	—	(2)	(677)
Carbon compliance (costs) recovery	—	(2)	(76)	—	68	—	(10)	—	—	(10)
Adjusted Gross Margin	288	331	507	92	—	142	1,360	(14)	(227)	1,119
OM&A	(40)	(82)	(188)	(28)	(135)	(55)	(528)	3	—	(525)
Reclassifications and adjustments:
OM&A related to the Required Divestitures	—	—	5	—	—	—	5	—	(5)	—
ERP integration costs	—	—	—	—	16	—	16	—	(16)	—
Acquisition-related transaction and restructuring costs	—	—	—	—	6	—	6	—	(6)	—
Adjusted OM&A	(40)	(82)	(183)	(28)	(113)	(55)	(501)	3	(27)	(525)
Taxes, other than income taxes	(2)	(15)	(15)	—	(2)	(3)	(37)	1	—	(36)
Net other operating income	—	4	33	—	—	—	37	—	—	37
Reclassifications and adjustments:
Insurance recovery	—	(2)	—	—	—	—	(2)	—	2	—
Adjusted Net Other Operating Income	—	2	33	—	—	—	35	—	2	37
Adjusted EBITDA(3)	246	236	342	64	(115)	84	857
Equity income										2
Finance lease income										17
Depreciation and amortization										(431)
Asset impairment charges										(55)
Interest income										18
Interest expense										(266)
Foreign exchange loss										(18)
Fair value change in contingent consideration										37
Gain on sale of assets and other										2
Loss before income taxes										(99)
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)The Energy Transition segment no longer meets the quantitative thresholds under IFRS 8 to be presented as a reportable segment starting Jan. 1, 2026.
(3)Adjusted EBITDA is not defined, has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

TransAlta Corporation	F27

18. Subsequent Events
Acquisition of Mountain Peak Power and Canyon Peak Power
On Oct. 22, 2026, the Company acquired all issued and outstanding common shares of Mountain Peak Power and Canyon Peak Power (Colorado) from an indirect subsidiary of Blackstone Inc. (the Colorado Acquisition). The Colorado Acquisition, which includes Mountain Peak Power and Canyon Peak Power's entire business operations in Colorado consisting of two natural gas-fired generation facilities totaling 318 MW, was completed for an aggregate purchase price of US$1.0 billion, subject to working capital and other adjustments, including the assumption of US$750 million of project debt. The US$250 million purchase price was funded by a common share offering for $350 million completed during the three months ended June 30, 2026.
The Colorado Acquisition will be accounted for as a business combination using the acquisition method where the acquired tangible assets and intangible assets, if any, and assumed liabilities are recorded at their estimated fair values at the date of acquisition. Any amount less than or exceeding the purchase price will be presented as goodwill or a bargain purchase gain, respectively.
The fair values of Colorado’s identifiable assets and liabilities to be assumed and the impact of applying acquisition accounting has not been fully determined. Due to the proximity of the acquisition date to the release date of the Company’s Condensed Consolidated Financial Statements, the preliminary purchase price allocation will be disclosed in the Consolidated Financial Statements for the year ended Dec. 31, 2026.
Sale of minority interest in Oklahoma wind portfolio
On Oct. 22, 2026, the Company completed the sale of a 49 per cent minority ownership interest in its 500 MW Oklahoma wind portfolio for cash proceeds of US$305 million, before customary closing adjustments.
The portfolio comprises the 100 MW White Rock West, 200 MW White Rock East and 200 MW Horizon Hill wind facilities, which are part of the Wind and Solar segment.

F28	TransAlta Corporation